            As filed with the Securities and Exchange Commission on June 1, 2000
                                                   Registration No. 333-________
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        FORM S-8 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ONI SYSTEMS CORP.
            (Exact Name of Registrant as Specified in Its Charter)

             Delaware                                            77046-9657
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)


                               ONI Systems Corp.
                             166 Baypointe Parkway
                          San Jose, California 95134
         (Address of Principal Executive Offices, including Zip Code)


                          1999 Equity Incentive Plan
                          (Full Titles of the Plans)


                                Hugh C. Martin
                President, Chief Executive Officer and Chairman
                               ONI SYSTEMS CORP.
                             166 Baypointe Parkway
                          San Jose, California 95134
                                (408) 965-2600
           (Name, Address and Telephone Number of Agent for Service)


                                  Copies to:

                             Horace L. Nash, Esq.
                           Richard L. Dickson, Esq.
                              David A. Bell, Esq.
                            Steven S. Levine, Esq.
                              Fenwick & West LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306



                                      CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                     Proposed         Proposed Maximum
                                      Amount     Maximum Offering         Aggregate             Amount of
  Title of Securities To Be           To Be            Price          Offering Price (1)       Registration
          Registered                Registered     Per Share (1)                                   Fee
-------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value      4,701,248        $25.00            $117,531,200             $31,029
-------------------------------------------------------------------------------------------------------------
     TOTAL                           4,701,248                          $117,531,200             $31,029
=============================================================================================================

(1) Estimated as of May 31, 2000 pursuant to Rule 457(c) solely pursuant for the purpose of calculating the registration fee.

--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------

                               4,701,248 Shares

                               ONI Systems Corp.

                                 Common Stock

                             ____________________

     These shares may be offered and sold over time by the stockholders named in this prospectus under the heading "Selling Stockholder," by their pledgees or donees, or by other transferees that receive the ordinary shares of common stock in transfers other than public sales. The 4,701,248 shares of common stock covered by this prospectus were previously issued by ONI Systems Corp. in connection with stock option exercise agreements, under our 1999 Equity Incentive Plan, entered into in connection with the employment of each of the selling stockholders or their family members.


     The selling stockholders may sell the shares of ONI Systems Corp. common stock offered under this prospectus in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers, or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution".


     We will not receive any of the proceeds from the sale of these shares.


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ONIS".

                             ____________________

     Investing in ONI Systems common stock involves risks. See "Risk Factors" beginning on page 3.

                             ____________________

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     In connection with this offering, no dealer, salesperson or other person is authorized to give any information or to make any representation not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

The date of this Prospectus is May 22, 2000.

                               TABLE OF CONTENTS

                             ____________________

Summary.....................................................................  3
Risk Factors................................................................  3
Use of Proceeds............................................................. 13
Dilution.................................................................... 13
Selling Stockholders........................................................ 15
Plan of Distribution........................................................ 18
Legal Matters............................................................... 20
Where You Can Find More Information......................................... 20

                             ____________________

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus.

     Unless the context otherwise requires, the terms "we," "our," "us," "the company" and "ONI Systems" refer to ONI Systems Corp., a Delaware corporation.

                             ____________________

                             AVAILABLE INFORMATION

     Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we must file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

     We have filed with the Commission a Registration Statement on Form S-8 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Commission.

                               ONI Systems Corp.

     We were incorporated in California on October 20, 1997 as Optical Networks, Incorporated. In April 2000, we reincorporated in Delaware and changed our name to ONI Systems Corp. Our principal executive offices are located at 166 Baypointe Parkway, San Jose, California 95134-1621. Our telephone number is
(408) 965-2600.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock.

We have a history of losses, expect to continue to incur additional losses, and may never achieve profitability.

     Through March 31, 2000, we incurred cumulative losses of $89.8 million, and we expect to continue to incur losses in the future. If we do not become profitable, the value of our stock will decrease. We have large fixed expenses, and we plan to incur significant and increasing sales and marketing, research and development, manufacturing, and general and administrative expenses. In February 2000, we began to ship our first product, the ONLINE9000, and our revenue to date has been limited. In order for us to become profitable, we will need to generate and sustain higher revenue while maintaining reasonable cost and expense levels.

     We expect our operating expenses to increase significantly as we increase spending in order to fund more research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands that will result from being a public company and the expected growth of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and annually and could result in substantial operating losses.

Our limited operating history makes forecasting our future revenue and operating results difficult, which may impair our ability to manage our business and your ability to assess our prospects.

     We commenced business as an independent company in December 1997 and introduced our ONLINE9000 product in January 2000. Consequently, we have a limited history upon which we can rely in planning and making the critical decisions that will affect our future operating results. Similarly, because of the relatively immature state of our business, it will be difficult for investors to evaluate our prospects. We will need to make decisions in the immediate future regarding resource allocations for research and development and marketing and sales. If our predictions about the best use of our resources turn out to be inaccurate, we may not make the best use of our resources and we may forego better opportunities. Our limited history makes it difficult for investors to gauge our capability in making these decisions.

The ONLINE9000 is our only currently available product and, if it is not commercially successful, our revenue will not grow and we may not achieve profitability.

     If our potential customers do not adopt, purchase and successfully deploy our ONLINE9000 product in large numbers, our revenue may not grow and our business, financial condition and results of operations will be seriously harmed. Since the market for our products is relatively new, future demand for our products is uncertain and will depend on the speed of adoption of optical networking, in general, and optical equipment in metro networks, in particular. No communications service provider has fully deployed the ONLINE9000 in large network environments, and they may choose not to do so. Even if service providers do deploy our product fully, it may not operate as expected, which could delay or prevent its adoption.

If we fail to enhance existing products or to develop and achieve market acceptance for new products that meet customer requirements, our sales will suffer.

     The market in which we compete is characterized by more rapid technological change than most, because it is newly emerging. As a result, we expect there to be frequent new product introductions, changes in customer requirements and evolving industry standards. We have no significant track record of our ability to respond to these developments, and we may not be able to develop new products or product enhancements in a timely manner, or at all. Because we are new to this business, an investment in our stock is riskier than most.

Our new products and product enhancements may not achieve widespread market acceptance.

     Any failure of our future products to achieve market acceptance could harm our business and financial results. For example, we are developing a new product, the ONLINE7000, for metro access applications. We have devoted and expect to continue to devote significant engineering and financial resources to the development and marketing of the ONLINE7000. Unexpected technical challenges could prevent us from successfully developing the ONLINE7000 in a timely manner or at all. In addition, the ONLINE7000 could be more costly to develop and test than we anticipate. Even if we are able to develop and introduce the ONLINE7000, it may not achieve market acceptance if it does not include features or performance desired by customers or if competitors develop products that customers prefer.

We expect that substantially all of our revenue will be generated from a small number of customers, and our revenue will not grow if we do not sell products to them in large numbers and if we do not add customers.

     We expect that substantially all of our revenue will depend on sales of our products to a small number of customers and that our revenue will only grow if these customers purchase substantial quantities of our products. We currently have purchase agreements covering seven companies, four of which directly or indirectly hold our equity securities. None of these companies is contractually committed to purchase any minimum quantities of our products. If these companies or future customers do not purchase large quantities of our products for any reason, our ability to succeed would be harmed. The decision to purchase substantial quantities of our products will depend, in part, on our customers' and potential customers' desire and ability to introduce or expand commercial services. We cannot be sure that any customer will introduce or expand commercial services utilizing our products on a timely basis, if at all. Any delay in introducing, or failure to introduce, these services would seriously harm our revenue, results of operations and financial condition.

     In addition, if we fail to attract new customers, our growth will be limited. The growth of our customer base could be limited by:

     . unwillingness of potential customers to adopt our optical networking architecture;

     . delays or difficulties in completing the development and introduction of our planned products or product enhancements;

     .    failure of our products to perform as expected;

     .    difficulties in meeting customers' delivery requirements;

     .    introductions of new products by our competitors; and

     . other competitive factors such as aggressive pricing or financing by our competitors.

We face intense competition that could prevent us from growing and could prevent us from becoming profitable.

     The market for communications equipment is rapidly evolving and is marked by intense competition and technical innovations. We expect the pace of change to accelerate in the future. We also expect many new competitors to emerge as the market for optical networking equipment expands and evolves in response to technical innovations and increasing demand for new broadband and wavelength-based services. We currently compete with both public and private companies providing solutions for network and bandwidth management in the metropolitan market. Many of these companies have existing relationships with communication service providers, making it more difficult for us to sell our products to these potential customers.

     Some of our current and potential competitors are large public companies that have longer operating histories, significantly greater financial, technical and marketing resources, wider customer relationships and a broader product line than we do. Consequently, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. These large public companies are better positioned than we are to acquire companies and new technologies that may displace our products or make them obsolete. Any of these acquisitions could give the acquiring competitor a strategic advantage. Unlike these large public companies, we have limited ability to provide vendor-sponsored financing, which may influence the purchasing decisions of prospective customers. In addition, a number of start- up companies are attracting large amounts of capital and rapidly developing competing technologies in an attempt to market products to communication service providers. These private companies can offer investment opportunities to induce potential customers to purchase their products.

We expect the average selling prices of our products to decline, which may reduce gross margins and revenue.

     Our industry has experienced rapid erosion of average product selling prices. We anticipate that the average selling prices of our products will decline in response to competitive pressures, increased sales discounts, new product introductions by our competitors or other factors. If we are unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices will reduce our gross margins and revenue.

We face risks associated with our international operations that could limit our sales and add to our cost of operations.

     We market and sell our products in the United States and internationally. We intend to expand our international operations substantially and to enter new international markets. This expansion will require significant management attention and financial resources. We may not be able to maintain or increase international market demand for our products.

     We have limited experience in marketing and distributing our products internationally. International operations are subject to inherent risks, including:

     .    tariffs, export controls and other trade barriers;

     . longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     .    difficulties and costs of staffing and managing foreign operations;

     .    certification requirements with which we may be unfamiliar; and

     .    reduced protection for intellectual property rights in some countries.

If we do not expand our direct sales operations, we may be unable to increase market awareness and sales of our products.

  If we are unable to expand our direct sales force, we may not be able to increase market awareness and sales of our products, which may prevent us from achieving and maintaining profitability. Our products and services require a technical sales effort targeted at several key people within each of our prospective customers' organizations. Our sales efforts require the attention of sales personnel and specialized system engineers with extensive experience in networking technologies. Competition for these individuals is intense, and we may not be able to hire sufficient numbers of qualified sales personnel and specialized system engineers.

If we do not expand our customer service and support organization, we may be unable to increase our sales.

     We currently have a small customer service and support organization and will need to increase our staff to support new and existing customers. Our products are complex and require highly-trained customer service and support personnel. Hiring customer service and support personnel is difficult in our industry due to the limited number of people available with the necessary technical skills. If we are unable to expand our customer service and support organization, we may not be able to increase sales.

We depend on sole or limited source suppliers for several key components of our products, and if we are unable to buy these components on a timely basis, we will not be able to deliver products to our customers.

     If we are unable to buy components on a timely basis, we will not be able to deliver our products to customers, which would harm our sales and revenue. We currently purchase several key components, including optical filters, optical amplifiers, optical switches and electronic microprocessors, from limited sources. In addition, we rely on a sole supplier for some optical components, and we are required to purchase at least half of some optical components from E-TEK Dynamics under our supply agreement with E-TEK. Optical components are complex, and we may not be able to develop multiple or alternate sources of supply in a timely manner, which could hurt our ability to deliver our products to customers. Sole or limited source suppliers may be vulnerable to pressure from large purchasers of their products, who may be competitors of ours, not to sell their products to us.

     We rely on contract manufacturers to produce our products, and our business would be harmed if they were to stop meeting our manufacturing requirements.

     We rely on contract manufacturers to complete most of the manufacturing of optical assemblies for our products. If for any reason these manufacturers were to stop satisfying our needs without providing us with sufficient warning to procure an alternate source, our ability to sell our products would be harmed. Except for our agreement with E-TEK Dynamics, we have no material long term contracts with our manufacturers. As a result, our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order.

     The process of qualifying a new contract manufacturer for complex products such as our optical assemblies is lengthy and would consume a substantial amount of the time of our technical personnel and management. If we sought to change manufacturers in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new manufacturer capable of and willing to meet our needs on terms that we would find acceptable.

If we fail to predict our manufacturing and component requirements accurately, we could incur additional costs or experience manufacturing delays.

     We provide forecasts of our demand to our contract manufacturers and component vendors up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, we may have excess inventory, which could increase our costs and harm our relationships with our contract manufacturers and component vendors due to reduced future orders. If we underestimate our requirements, we may have an inadequate inventory of components and optical assemblies. Inadequate inventory could interrupt manufacturing of our products and result in delays in shipments. In addition, lead times for materials and components that we order are long and depend on factors such as the procedures of, or contract terms with, a specific supplier and demand for each component at a given time. In the case of some optical components in short supply, component suppliers have imposed strict allocations that limit the number of these components they will supply to a given customer in a specified time period. These suppliers may choose to increase allocations to larger, more established companies, which could reduce our allocations and harm our ability to manufacture our products.

We expect that our revenue and operating results will vary significantly from quarter to quarter, which may cause our stock price to decline.

     Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. It is likely that in some future quarters, our operating results may be below the expectations of market analysts and investors, which could cause the trading price of our common stock to fall.

     In addition, we expect to experience seasonality in the sales of our products. Historically, the communications equipment market has higher sales in the first and fourth quarters of the year, due in part to purchasers' budgetary cycles. In addition, we expect that sales may decline during summer months, particularly in European markets, which we expect to represent a significant portion of the market for our products for the foreseeable future. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results.

Due to the long sales cycle for our products, the timing of revenue is difficult to predict and may cause our operating results to fluctuate unexpectedly.

     The sales and deployment cycle for our products is lengthy; it may extend for six months or more. The length of our sales cycle may cause our revenue and operating results to vary unexpectedly from quarter to quarter. A customer's decision to purchase our products involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Consequently, we may incur substantial expenses and devote senior management attention to potential relationships that never materialize, in which event our investments will largely be lost and we may miss other opportunities. In addition, our lengthy sales cycle makes it difficult to predict the quarter in which we may recognize revenue from any sale.

If we do not manage growth, improve existing processes and implement new systems, procedures and controls, we may use resources, including your investment, inefficiently and we may not achieve profitability.

     We are still a relatively small company and our success depends on growth. At December 31, 1998, we had 63 employees, at December 31, 1999, we had 202 employees and at March 31, 2000, we had 326 employees. We plan to hire a significant number of additional employees this year. Our growth has placed, and we expect it to continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide.

If we are unable to hire additional qualified personnel as necessary, or if we lose key personnel, we may be unable to manage or grow our business.

     If we are unable to identify, attract or retain qualified personnel or to retain the services of key personnel, especially engineers and sales personnel, it would be difficult for us to manage our business, make timely product introductions and increase sales. We intend to continue to hire many engineering, sales, marketing and support personnel. Competition for these employees, particularly optical engineers, is intense, especially in the San Francisco Bay area. We may not be successful in attracting and retaining qualified personnel.

     Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel, including Hugh C. Martin, our President, Chief Executive Officer and Chairman of our board of directors. None of our officers or key employees is bound by an employment agreement for any specific term, and we do not have "key person" life insurance policies covering any of our employees.

If we or our employees become subject to unfair hiring claims, we could be precluded from hiring needed personnel, incur substantial costs in defending ourselves and incur damages.

     Companies in our industry frequently claim that their competitors have engaged in unfair hiring practices. As a result of these types of claims, we may incur damages, lose potential employees or encounter disruptions in the operation of our business. We have received claims of this kind in the past and we may receive claims of this kind in the future. In October 1999, Nortel Networks filed suit against us seeking, among other things, an injunction against us and several of our employees that were formerly employed by Nortel Networks, to prevent us from hiring additional Nortel Networks employees. In addition, the former employer of one of our employees sought an injunction and obtained a temporary restraining order against him, and the employee was prevented from continuing to work for us. We could incur substantial costs, including management time and attention, in defending ourselves and our employees against these types of claims, regardless of their merits.

Our success depends on our potential customers building new communications systems and offering new communications services to their end-user customers, which we have no ability to foresee or control.

     If our potential customers are not successful in building their communications systems, promoting their products, including new revenue-generating data services, receiving requisite approvals and accomplishing the many other requirements for the success of their businesses, our growth will be limited. Many factors in addition to the effectiveness of our products influence the ultimate success of our customers, and we have no control over these factors. In addition, we have limited ability to foresee the competitive success of our customers and to plan accordingly.

If our products do not operate properly with other equipment in our customers' networks, we may suffer product installations delays, order cancellations or product returns, and our reputation could be harmed.

     Our products are designed to interface with our customers' existing networks, each of which has its own specifications and is based on various industry standards. Many of our customers' networks contain multiple generations of products that were added as their networks grew and evolved. Our products must interoperate with other existing and future products within these networks. When interoperability problems occur, it may be difficult to identify their source. Whether or not these problems are due to our products, they may cause us to incur warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and suffer customer relations problems.

Our products may have defects that we find only after full deployment in complex networks, which could seriously harm our business.

     Our ONLINE9000 product, and its OPTX operating system and OLMP inter-network communication protocol are technically advanced and highly complex and have been deployed on only a limited basis. It is common for complex hardware and software to have defects, some of which are significant, that are not discovered in limited trials. The ONLINE9000, OPTX, OLMP and any future products or releases can only be fully tested when deployed for an extended period of time as part of networks that include equipment from other vendors. Consequently, our customers may discover defects in our hardware or software after deployment, and we could experience:

     .    loss of or delay in revenue and loss of market share;

     .    loss of customers;

     .    damage to our reputation;

     .    diversion of development resources;

     .    increased service and warranty costs;

     . legal actions by customers exposing us to product liability claims and significant legal expenses; and

     .    increased insurance costs.

Our products may become obsolete if we do not quickly meet industry standards that may emerge.

     Our success depends in part on both the adoption of industry standards for new technologies in our market and our products' compliance with industry standards. To date, no industry standard for our products has been adopted. The absence of an industry standard may prevent market acceptance of our products if potential customers delay purchases of new equipment until standards are adopted. In addition, if our products cannot support an industry standard, potential customers may not choose our products. As a result, we may incur significant losses due to lack of customer demand, excess inventory and diversion of our engineers from product development efforts.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

     We regard substantial elements of our products and services as proprietary and attempt to protect them by relying on patent, trademark, service mark, copyright and trade secret laws. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners. Any steps we take to protect our intellectual property may be inadequate, time consuming and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could harm our business.

     It is possible that no patents will be issued from our currently pending or future patent applications. Moreover, any issued patents may not provide us with any competitive advantages over, or may be challenged by, third parties.

     Because legal standards relating to the validity, enforceability and scope of protection of intellectual property rights of software are uncertain and still evolving, the future viability or value of our intellectual property rights is uncertain. Effective patent, trademark, copyright and trade secret protection may not be available in some countries in which our products are distributed. Furthermore, our competitors may independently develop similar technologies that limit the value of our intellectual property or design around patents issued to us. See "Business--Intellectual Property".

Necessary licenses for third-party software may not be available to us or may be very expensive.

     In the future, we may be required to license from third parties software that is used in our products or is required to develop new products or product enhancements. While we have been able to license third-party software to date, in the future third-party licenses may not be available to us on commercially reasonable terms or at all. Third parties who hold exclusive rights to software technology that we seek to license may include our competitors. If we are unable to obtain any necessary third-party licenses, we would be required to redesign our product or obtain substitute technology, which may perform less well, be of lower quality or be more costly.

We are involved in an intellectual property dispute and in the future we may become involved in similar disputes, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

     In March 2000, Nortel Networks filed suit against us in the United States District Court for the Northern District of California. The suit alleges that our products infringe five patents held by Nortel Networks, and sets forth allegations of misappropriation of trade secrets, unlawful business practices and common law unfair competition. We are in the preliminary stages of investigating these allegations. Nortel Networks is seeking preliminary and permanent injunctions and damages against us in connection with these claims. If Nortel Networks is able to obtain an injunction preventing us from selling our products, we would suffer a substantial reduction in our revenues and incur losses over an extended period of time. We expect to incur substantial legal and other expenses as well as diversion of management and technical time and attention in connection with this litigation. The expenses and diversion of resources associated with this litigation could seriously harm our business and financial condition and could affect our ability to raise capital in the future. In the event of an adverse ruling, we may be unable to sell our products or be required to pay substantial damages to Nortel Networks, and if this litigation is resolved by settlement, we might need to make substantial payments to Nortel Networks. See "Business--Legal Proceedings".

     In the future, we may be a party to litigation to protect our intellectual property or as a result of other alleged infringements of intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     . stop selling, incorporating or using our products that use the challenged intellectual property;

     . obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  . redesign those products that use the challenged technology.

  If we are forced to take any of these actions, our business may be harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. For more information concerning our intellectual property rights, see "Business--Intellectual Property".

We may not be able to obtain additional financing to satisfy our future capital needs.

  Unlike many companies, we intend to expand our sales and marketing activities, manufacturing activities and inventory faster than increases in actual or forecasted revenue. If we achieve our growth targets, our working capital needs will increase, so we may need to raise additional capital in order to fund expansion. We may also need additional capital in order to develop new services or products, or to acquire complementary services, businesses or technologies. Product development and acquisition activities are particularly capital-intensive in our industry. Additional financing may not be available on terms favorable to us, or at all. Future debt financing may limit our financial and operating flexibility. If we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of the then-existing holders of common stock.

Any acquisitions we make could disrupt our business and harm our financial condition.

  We intend to acquire or invest in complementary businesses, products and technologies. We may not successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and, as a result, our operating results could suffer. These acquisitions or investments could lead to:

  . stock issuances that would reduce our current stockholders' percentage ownership;

  . debt that will give rise to interest charges and may impose material restrictions on the manner in which we operate our business;

  . responsibility for unanticipated liabilities;

  . amortization expenses related to goodwill and other intangible assets;

  . large and immediate write-offs;

  . problems combining the purchased operations, technologies or products with ours;

  . unanticipated costs;

  . diversion of management's attention from our core business;

  . adverse effects on existing relationships with suppliers and customers;

  . risks associated with entering markets in which we have limited prior experience; or

  . potential loss of key employees, particularly those of the acquired organizations.

The continuing control of ONI Systems by insiders after this offering could delay or prevent a change in corporate control, which could prevent you from realizing a premium over the market price of our common stock.

  As of March 31, 2000, our executive officers, directors and entities affiliated with them beneficially owned approximately 37.3% of our outstanding common stock. We anticipate that the executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 34.5% of our outstanding common stock following the completion of our underwritten initial public offering. These stockholders, if acting together, would be able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This ability to exercise influence over all matters requiring stockholder approval could prevent or significantly delay another company or person from acquiring or merging with us. As a result, offers to acquire ONI Systems which represent a premium over the available market price of our common stock may be withdrawn or otherwise fail to be realized. See "Principal Stockholders".

The continuing control of ONI Systems by insiders after this offering could permit insiders to engage in transactions to the detriment of stockholder value.

  We have engaged in transactions with related parties, including loans to executive officers. The ability of executive officers, directors and their affiliated entities to exercise influence over all matters requiring stockholder approval could enable insiders to approve transactions involving each other that might otherwise not be approved and which could reduce the market price of our common stock. See "Related Party Transactions".

We expect to experience volatility in our share price which could negatively affect your investment.

  The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  . changes in financial estimates by securities analysts;

  . changes in market valuations of communications and Internet infrastructure-related companies;

  . announcements, by us or our competitors, of new products or of significant acquisitions, strategic partnerships or joint ventures; and

  . volume fluctuations, which are particularly common among highly volatile securities of Internet-related companies.

Stock market volatility has increased, making your investment more risky and litigation more likely.

  The stock markets, particularly the Nasdaq National Market on which our common stock has been approved for listing, have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology, networking and Internet-related companies and have often been unrelated or disproportionate to the operating performance of those companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

There may be sales of a substantial amount of our common stock after this offering that could cause our stock price to fall.

  Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Immediately after our underwritten initial public offering, in addition to up to 9,200,000 shares offered in that offering, approximately 849,636 shares may be resold without limitation; 180 days later, an additional 101,125,721 shares may be resold; and a further 13,693,115 shares may be resold at various times thereafter. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the future sale of shares by existing stockholders could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale".

Provisions of Delaware law, our certificate of incorporation and our bylaws could delay or prevent a takeover of us, which could prevent you from realizing a premium over the market price of our common stock.

  Provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. These provisions include:

  . authorizing the issuance of preferred stock without stockholder approval;

  . providing for a classified board of directors with staggered, three year terms;

  . prohibiting cumulative voting in the election of directors;

  . prohibiting stockholders from calling stockholders meetings; and

  . prohibiting stockholder actions by written consent.

  These provisions and other provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. As a result, offers to acquire ONI Systems which represent a premium over the available market price of our common stock may be withdrawn or otherwise fail to be realized. For a further discussion of these provisions, see "Description of Capital Stock--Anti-Takeover Provisions".

                                USE OF PROCEEDS

  We will not receive any proceeds from the sales of our common stock by the selling stockholder under this prospectus.

                                   DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after our initial public offering. Net tangible book value is equal to total assets less intangible assets and total liabilities.

  Our pro forma net tangible book value as of March 31, 2000 was $74.6 million, or approximately $0.65 per share assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Pro forma net tangible book value per share is determined by dividing the pro forma number of outstanding shares of common stock into our net tangible book value.

 After giving effect to the receipt of:

  . the estimated net proceeds from our initial public offering after deducting the underwriting discount and estimated offering expenses;

  . net proceeds of $20.0 million from the May 2000 sale of Series H preferred stock in a private placement to Sun Microsystems;

  . net proceeds of $4.0 million we expect to receive from the sale of common stock in a private placement to Internet Initiative Japan, concurrent with our initial public offering; and

  . net proceeds of $10.0 million we expect to receive from the sale of common stock in a private placement to CCT Telecom Holdings Limited, concurrent with our initial public offering;

our pro forma net tangible book value as of March 31, 2000 would have been approximately $293.1 million, or $2.37 per share. This represents an immediate increase in pro forma net tangible book value of $0.17 attributable to the Series H investor and $1.55 attributable to new investors, or a total increase of $1.72 per share to existing stockholders, and an immediate dilution in net tangible book value of $22.63 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Initial public offering price per share..................................................                 25.00
Pro forma net tangible book value per share as of March 31, 2000.........................   0.65
Increase in pro forma net tangible book value per share attributable to
the Series H investor....................................................................   0.17
Increase in pro forma net tangible book value per share attributable to
new investors............................................................................   1.55
Pro forma as adjusted net tangible book value per share after offering                                     2.37
                                                                                                        -------
Dilution per share to new investors......................................................                 22.63
                                                                                                        -------

  The following table summarizes as of March 31, 2000, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by investors purchasing shares of our common stock in our underwritten public offering, before deducting the underwriting discount and our estimated offering expenses:

                                                                                                               Average
                                                Shares Purchased                   Total Consideration          Price
                                                Number       Percent             Amount           Percent     Per Share
Existing stockholders                          114,138,775    92.3            $ 134,884,904       36.6%     $  1.18
Series H investor                                  969,697     0.8               19,999,995        5.4        20.62
New investors                                    8,560,000     6.9              214,000,000       58.0        25.00
                                              ------------   ------           -------------      ------
  Total                                        123,668,472   100.0%             368,884,899      100.0%
                                              ------------   ------           --------------     ------

  As of March 31, 2000, there were options outstanding to purchase a total of 19,343,345 shares of our common stock, with a weighted average exercise price of $0.64 per share and warrants outstanding to purchase a total of 1,434,394 shares of our common stock with a weighted average exercise price of $2.72 per share. From April 1, 2000 through May 15, 2000, we granted options to purchase 2,680,000 shares of common stock with a weighted average exercise price of $8.02 per share. Of these shares, 1,000,000 shares will be subject to an option that is outside of the stock plans described in this prospectus. To the extent that any options or warrants are exercised, there will be further dilution to new public investors. See "Capitalization", "Management Employee Benefit Plans", "Description of Capital Stock", "Related Party Transactions" and notes 7, 9, 12 and 13 of the notes to our consolidated financial statements.

                           SELLING SECURITY HOLDERS

  The following table sets forth information regarding the shares beneficially owned by the selling stockholders named below as of May 15, 2000, the shares that may be offered and sold from time to time by the selling stockholders pursuant to this prospectus, assuming such selling stockholders sell all of the shares offered in this prospectus, and the nature of any position, office or other material relationship which each selling stockholders has had with ONI Systems or any of its predecessors or affiliates within the past three years. The selling stockholders named below, together with any pledgee or donee of such selling stockholders, and any persons who may purchase shares offered hereby from such selling stockholders in a private transactions in which they are assigned the stockholder's' rights to registration of their shares, are referred to in this prospectus as the "selling stockholders". Because the selling stockholders may offer from time to time all or some of their shares under this prospectus, no assurances can be given as to the actual number of shares that will be sold by any selling stockholders or that will be held by the selling stockholders after completion of the sales. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days after March 31, 2000 are considered to be outstanding and to be beneficially owned by the person holding the options. Based upon 123,668,472 outstanding shares of common stock, including 114,138,775 shares outstanding as of March 31, 2000, 8,000,000 shares issued in our initial public offering, 969,697 shares issuable on conversion of Series H preferred stock and the issuance of 560,000 shares of common stock in private placements concurrent with our initial public offering, and assuming that the selling stockholder sells all of the shares offered in this prospectus, unless otherwise noted, the selling stockholder will not own one percent or more of our outstanding shares of common stock after the completion of this offering. Unless otherwise noted, the address for each selling stockholder is c/o ONI Systems Corp., 166 Baypointe Parkway, California 95143-1621.

                                                                                                 Percentage
                                       Shares                              Shares                owned
                                       owned                Shares         owned                 after
               Name                    before offering      offered        after offering        offering
-------------------------------      -------------------   -----------    ------------------    ---------------
Lisa Blos-Johnson (1)..........           550,000               50,000         500,000                 *
Nick Bonfiglio (2).............           150,000              150,000              --                 *
Matthew W. Bross (3)...........         1,905,364              180,000       1,725,364                1.4
Hon Wah Chin (4)...............           954,000              100,000         854,000                 *
William R. Cumpston (5)........         1,252,000              300,000         952,000                 *
Danny Desroches (6)............             1,500                1,500              --                 *
Line Desroches (6).............             1,500                1,500              --                 *
Martin Desroches (7)...........           391,000              391,000              --                 *
Murielle Desroches.............             1,500                1,500              --                 *
Michael A. Dillon (8)..........           394,000              390,000           4,000                 *
Robert J. Jandro (9)...........           900,000              900,000              --                 *
William S. Jarvis (10).........           450,000               50,000         400,000                 *
Laurence N. Loper (11).........           160,000              160,000              --                 *
Gregory B. Maffei (12).........           280,000              120,000         160,000                 *
Hugh C. Martin (13)............         5,999,998            1,215,834       4,784,164                3.9
Andrew W. Page (14)............           450,000              300,000         150,000                 *
Jay Phillips (15)..............            20,000               20,000              --                 *
Angele Renaud (6)..............             1,500                1,500              --                 *
Manon Renaud (6)...............             1,500                1,500              --                 *
Martin Renaud (6)..............             1,500                1,500              --                 *
Terrence J. Schmid (16)........           277,050               35,414         241,636                 *
Rohit Sharma (17)..............           840,668              200,000         640,668                 *
William Walther (18)...........           100,000              100,000              --                 *
Tim Weingarten (19)............            84,796               30,000          54,796                 *
                                       ----------            ---------      ----------            ---------
 Totals                                15,167,876            4,701,248      10,466,628                8.5

 (1) Represents 556,000 shares held by Lisa Blos-Johnson and Stephen Johnson, Community Property. Includes 45,833 shares subject to a repurchase right that lapses at a rate of 1,041 shares per month until December 2003. Ms. Blos-Johnson has served as Vice President, Human Resources of ONI Systems since April 1998. Prior to then, Ms. Blos-Johnson had no material relationship with ONI Systems.

 (2) Represents 144,000 shares held by Mr. Bonfiglio, 2,000 shares held by the Katrina B. Bonfiglio Trust-2000 u/i dated April 21, 2000, 2,000 shares held by the Salvatore A. Bonfiglio Trust-2000 u/i dated April 21, 2000 and 2,000 shares held by the Vincenzo N. Bonfiglio Trust-2000 u/i dated April 21, 2000. Includes 120,000 shares subject to a repurchase right that lapses as to 30,000 shares in February 2000 and lapses at a rate of 2,500 shares per month thereafter until February 2004. The shares offered include 2,000 shares held by the Katrina B. Bonfiglio Trust-2000 u/i dated April 21, 2000, 2,000 shares held by the Salvatore A. Bonfiglio Trust-2000 u/i dated April 21, 2000 and 2,000 shares held by the Vincenzo N. Bonfiglio Trust-2000 u/i dated April 21, 2000. Mr. Bonfiglio has served as Chief Information Officer and Vice President, Internet Engineering of ONI Systems since February 2000. Prior to then, Mr. Bonfiglio had no material relationship with ONI Systems.

(3) Represents 322,460 shares held by Matthew W. Bross Revocable Trust and 1,582,904 shares held by Williams Communications, Inc. Mr. Bross serves as Senior Vice President and Chief Technology Officer of Williams Communications and disclaims beneficial ownership of shares held by it. Includes 180,000 shares subject to a repurchase right that lapses as to 45,000 shares in November 2000 and lapses at a rate of 3,750 shares per month thereafter until November 2003. The shares offered include 180,000 shares held by the Matthew W. Bross Revocable Trust. Mr. Bross has served as a director of ONI Systems since November 1999. Prior to then, Mr. Bross had no material relationship with ONI Systems.

(4) Includes 91,667 shares subject to a repurchase right that lapses at a rate of 2,083 shares per month until December 2003. Mr. Chin has served as Chief Technology Officer of ONI Systems since June 1998. Prior to then, Mr. Chin had no material relationship with ONI Systems.

(5) Represents 1,190,000 shares held by Mr. Cumpston, 30,000 shares held by the William R. Cumpston 2000 Grantor Annuity Trust under agreement dated February 21, 2000, 30,000 shares held by Christine S. Cumpston 2000 Grantor Annuity Trust under agreement dated February 21, 2000 and 2,000 shares held by The Cumpston Children's 2000 Trust under agreement dated February 21, 2000. Includes 275,000 shares subject to a repurchase right that lapses at a rate of 6,250 shares per month until December 2003. Mr. Cumpston has served as Senior Vice President, Engineering and Operations of ONI Systems since June 1999 and served as Vice President, Engineering of ONI Systems from September 1998 to June 1999. Prior to then, Mr. Cumpston had no material relationship with ONI Systems.

(6) Family member of Martin Desroches. Mr. Desroches has served as Vice President, Operations of ONI Systems since October 1999. Prior to then, Mr. Desroches had no material relationship with ONI Systems. Other than the family relationship with Mr. Desroches, this selling stockholder has no material relationship with ONI Systems.

(7) Includes 250,000 shares subject to a repurchase right that lapses as to 62,500 shares in October 2000 and lapses at a rate of 5,208 shares per month thereafter until October 2003. Also includes 137,500 shares subject to a repurchase right that lapses as to 3,125 shares per month until December 2003. Mr. Desroches has served as Vice President, Operations of ONI Systems since October 1999. Prior to then, Mr. Desroches had no material relationship with ONI Systems.

(8) Represents 316,000 shares held by Mr. Dillon, 70,000 shares held by Mr. Dillon and Elizabeth E. Dillon as Co-Trustees of The Dillon Living Trust dated August 13, 1999 and 4,000 shares held by John F. Dillon as Trustee of the Dillon Children's Trust dated May 16, 2000. Includes 300,000 shares subject to a repurchase right that lapses as to 75,000 shares in October 2000 and lapses at a rate of 6,250 shares per month thereafter until October 2003. Also includes 65,625 shares subject to a repurchase right that lapses at a rate of 1,458 shares per month until February 2004. The shares offered include 4,000 shares held by John F. Dillon as trustee of the Dillon Children's Trust dated May 16, 2000. Mr. Dillon has served as Vice President and General Counsel of ONI Systems since October 1999 and as Secretary since March 2000. Prior to then, Mr. Dillon had no material relationship with ONI Systems.

(9) Includes 900,000 shares subject to a repurchase right that lapses as to 225,000 shares in September 2000 and lapses at a rate of 16,071 shares per month thereafter until March 2004. Mr. Jandro has served as Executive Vice President, Worldwide Sales and Marketing of ONI Systems since March 2000. Prior to then, Mr. Jandro had no material relationship with ONI Systems.

(10) Represents 445,875 shares held by Mr. Jarvis and Susan H. Jarvis, Joint Tenants, 1,375 shares held by W. Scott Jarvis II, 1,375 shares held by M. Blake Jarvis and 1,375 shares M. Brent Jarvis. Includes 45,833 shares subject to a repurchase right that lapses at a rate of 1,041 shares per month until December 2003. The shares offered include

     1,375 shares held by W. Scott Jarvis II, 1,375 shares held by M. Blake Jarvis and 1,375 shares M. Brent Jarvis. Mr. Jarvis has served as Vice President, Worldwide Sales of ONI Systems since May 1999. Prior to then, Mr. Jarvis had no material relationship with ONI Systems.

(11) Includes 160,000 shares subject to a repurchase right that lapses as to 40,000 shares in February 2001 and lapses at a rate of 3,333 shares per month thereafter until February 2004. Mr. Loper has served as Vice President, Corporate Communications of ONI Systems since February 2000. Prior to then, Mr. Loper had no material relationship with ONI Systems.

(12) Includes 120,000 shares held by Mr. Maffei subject to a repurchase right that lapses as to 40,000 shares in March 2001 and lapses at a rate of 3,333 shares per month thereafter until March 2003. Mr. Maffei has served as a director of ONI Systems since February 2000. Prior to then, Mr. Maffei had no material relationship with ONI Systems.

(13) Represents 5,886,998 shares held by Mr. Martin, 45,000 shares held by the Hugh C. Martin 2000 Grantor Retained Annuity Trust under agreement dated March 23, 2000, 45,000 shares held by the Moira C. Martin 2000 Grantor Retained Annuity Trust under agreement dated March 23, 2000, 3,000 shares held by The Martin Children's 2000 Irrevocable Trust under agreement dated March 20, 2000 and 20,000 shares held by The Martin Family 2000 Irrevocable Trust under agreement dated March 23, 2000. Includes 1,114,515 shares subject to a repurchase right that lapses at a rate of 25,329 shares per month until December 2003. Mr. Martin has served as President and Chief Executive Officer of ONI Systems, and a member of the board of directors, since January 1998. Prior to then, Mr. Martin had no material relationship with ONI Systems. He was appointed Chairman of the Board of Directors in February 2000.

(14) Represents 429,000 shares held by Mr. Page, 10,000 shares held by Andrew W. Page, Trustee of Andrew W. Page Annuity Trust u/i dtd May 11, 2000, 10,000 shares held by Andrew W. Page, Trustee of Diane E. Forese Annuity Trust u/i dtd May 11, 2000 and 1,000 shares held by Andrew W. Page and Diane E. Forese and Charles Baxter, Trustees of George and Ellen Page Trust u/i dtd May 11, 2000. Includes 300,000 shares subject to a repurchase right that lapses as to 75,000 shares in September 2000 and lapses at a rate of 5,357 shares per month thereafter until March 2004. Mr. has served as Vice President, Corporate Development of ONI Systems since February 2000. Prior to then, Mr. Page had no material relationship with ONI Systems.

(15) Mr. Phillips has served as a consultant of ONI Systems since June 1998. Prior to then, Mr. Phillips had no material relationship with ONI Systems.

(16) Reflects our repurchase on April 28, 2000 of all unvested shares of common stock held by Mr. Schmid. From February 1998 through April 2000, Mr. Schmid, served as Chief Financial Officer and Vice President, Finance and Administration of ONI Systems. Prior to then, Mr. Schmid had no material relationship with ONI Systems.

(17) Represents 740,668 shares held by Mr. Sharma and 100,000 shares held by Rohit Sharma, Trustee of the Rohit Trust u/i dtd. April 12, 2000. Includes 137,500 shares subject to a repurchase right that lapses at a rate of 3,125 shares per month until December 2003. Also includes 50,000 shares subject to a repurchase right that lapses as to 12,500 shares in March 2001 and lapses at a rate of 1,041 shares per month thereafter until March 2004. Mr. Sharma founded ONI Systems in our spin-out from Optivision, Inc. and has served as Vice President, Optical Hardware Development since January 1999. He served as Chief Architect from April 1998 to January 1999. Prior to the spin-out, he served as a member of Optivision's technical staff from October 1996 to April 1998. Prior to then, Mr. Sharma had no material relationship with ONI Systems.

(18) Includes 100,000 shares subject to a repurchase right that lapses as to 25,000 shares in November 2000 and lapses at a rate of 2,083 shares per month thereafter until November 2003. Mr. Walther has served as Vice President, Customer Service of ONI Systems since November 1999. Prior to then, Mr. Walther had no material relationship with ONI Systems.

(19) The shares offered include 30,000 shares held by TW Capital I LLC. Mr. Weingarten has served as a consultant of ONI Systems from October 1998 to January 2000. Prior to then, Mr. Weingarten had no material relationship with ONI Systems.

                             PLAN OF DISTRIBUTION

  The selling stockholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock offered under this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Neither ONI Systems nor the selling stockholders can presently estimate the amount of this compensation.

  The common stock offered under this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  .  through the settlement of short sales.

  In connection with the sale of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

  The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept or to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. ONI Systems will not receive any of the proceeds from this offering.

 ONI Systems' outstanding common stock is listed for trading on the Nasdaq National Market.

  The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling stockholders are "underwriters" within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.

  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

  To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
This prospectus also may be used, with ONI Systems' consent, by donees or pledgees of the selling stockholders, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

  In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

  The common stock offered under this prospectus was originally issued by ONI Systems in connection with a stock option agreement and related stock option exercise entered into in connection with the employment of the selling stockholders, or a family members of the selling stockholders, pursuant to exemptions from the registration requirements of the Securities Act provided by
Section 4(2) thereof and/or Regulation D promulgated thereunder. ONI Systems and the selling stockholders have agreed to indemnify each other, and their respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and Exchange Act, in connection with the offer and sale of the shares. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and the Exchange Act. ONI Systems will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

                      WHERE YOU CAN FIND MORE INFORMATION

  Except to the extent modified or superseded by information contained herein, the following documents we have filed with the Commission are incorporated into this prospectus by reference:

  . the prospectus for ONI Systems' underwritten initial public offering filed with the commission under Rule 424(b);

  . the description of our common stock contained in our registration statement on Form 8-A filed with the Commission on May 16, 2000 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

  . all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

  To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

  Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

  We have filed with the Commission a registration statement on Form S-8 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

  We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). You should direct any requests for copies to Investor Relations, ONI Sytems Corp., 166 Baypointe Parkway, California 95143-1621.

                                    PART II
                                    -------
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
               --------------------------------------------------

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

   The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

  (a) The Registrant's prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act"), which contains audited financial statements of the Registrant as of December 31, 1998 and 1999 and the related consolidated statements of operations stockholders' equity (deficit) and cash flows for the period from October 22, 1997 (inception) to December 31, 1997 and for each of the years in the two-year period ended December 31, 1999.

  (b) The description of the Registrant's common stock contained in the Registrant's Registration Statement on Form 8-A filed under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendment or report filed for the purpose of updating such description.

   All documents subsequently filed by Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES - SECURITIES TO BE PURCHASED.

   Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

   Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

   As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation and Bylaws eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

   . for any breach of the director's duty of loyalty to the Registrant or its stockholders;

   . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

   . under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

   . for any transaction from which the director derived an improper personal benefit.

   As permitted by the Delaware General Corporation Law, the Registrant's Bylaws provide that:

   . the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

   . the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

   . the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

   . we may advance expenses, as incurred, to our employees and agents in connection with legal proceedings; and

   . the rights conferred in the Bylaws are not exclusive.

   The Registrant has entered into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

   Reference is also made to Section 8 of the Underwriting Agreement for the Registrant's initial public offering, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

   The Registrant maintains directors' and officers' liability insurance and expects to obtain a rider to such coverage for securities matters.

   See also the undertakings set out in response to Item 9.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                                                      Exhibit
                                                                                                   -------------
                    Document                                                                           Number
                    --------                                                                       -------------
Form of Underwriting Agreement (incorporated by reference to Exhibit 1.01 to Registrant's                   1.01
registration statement on Form S-1, File No. 333-32104 (the "Form S-1")).

Registrant's Amended and Restated Certificate of Incorporation (incorporated by reference to                3.01
Exhibit 3.01 to the Form S-1).
Registrant's Amended and Restated Certificate of Incorporation to be filed immediately after the            3.02
closing of its underwritten initial public offering (incorporated by reference to Exhibit 3.02 to the Form S-1).
Registrant's Amended and Restated Bylaws (incorporated by reference to Exhibit 3.03 to the                  3.03
Form S-1).
Form of Indemnity Agreement (incorporated by reference to Exhibit 10.01 to the Form S-1).                  10.01

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

   The sale of our securities to the selling stockholders was determined to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

ITEM 8. EXHIBITS.




 Exhibit
 Number                            Exhibit Title
----------  ---------------------------------------------------
   1.01     Form of Underwriting Agreement (incorporated by reference to Exhibit
            1.01 to Registrant's registration statement on Form S-1, File No. 333-32104 (the "Form S-1")).

   3.01 Registrant's Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.01 of the Form S-1)

   3.02 Registrant's Form of Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of Registrant's initial public offering) (incorporated herein by reference to Exhibit 3.02 of the Form S-1).
   3.03     Registrant's Restated Bylaws (incorporated herein by reference to
            Exhibit 3.03 of the Form S-1).
   4.01 Form of Specimen Certificate for Registrant's common stock (incorporated herein by reference to Exhibit 4.01 of the Form S-1).
   4.02 Restated and Amended and Investors' Rights Agreement, dated May 1, 2000 (incorporated herein by reference to Exhibit 4.02 of the Form S-1).
   4.03 Voting Agreement portion of Series D Preferred Stock Purchase Agreement, dated April 1, 1998 (incorporated herein by reference to Exhibit 4.03 of the Form S-1).
   4.04 Warrant to Purchase Capital Stock held by Venture Lending & Leasing, Inc. (incorporated herein by reference to Exhibit 4.04 of the Form S-1).
   4.05 Warrant to Purchase Capital Stock held by Venture Lending & Leasing, Inc. (incorporated herein by reference to Exhibit 4.05 of the Form S-1).
   4.06 Warrant Agreement No. 1 to Purchase Shares of Series B Preferred Stock held by Comdisco, Inc. (incorporated herein by reference to Exhibit 4.06 of the Form S-1).
   4.07 Warrant Agreement No. 2 to Purchase Shares of Series B Preferred Stock held by Comdisco, Inc. (incorporated herein by reference to Exhibit 4.07 of the Form S-1).
   4.08 Warrant Agreement No. 3 to Purchase Shares of Series B Preferred Stock held by Comdisco, Inc. (incorporated herein by reference to Exhibit 4.08 of the Form S-1).
   4.09 Warrant to Purchase Common Stock held by COLT Telecommunications Group plc (incorporated herein by reference to Exhibit 4.09 of the Form S-1).
   4.10 Warrant to Purchase Common Stock held by FMR Corp. (incorporated herein by reference to Exhibit 4.10 of the Form S-1).
   4.11 Redemption and Repurchase Agreement, dated December 22, 1999, by and between Williams Communications, Inc. and Registrant (incorporated herein by reference to Exhibit 4.11 of the Form S-1).
   4.12 Warrant to Purchase Common Stock held by Fenwick & West LLP (incorporated herein by reference to Exhibit 4.12 of the Form S-1).
   4.13 Subscription Agreement, dated March 27, 2000, by and between Internet Initiative Japan Inc. and Registrant and related Regulation S Investor Representation Letter (incorporated herein by reference to Exhibit 4.13 of the Form S-1).

     4.14 Subscription Agreement, dated April 27, 2000, by and between CCT Telcom Holdings Limited and Registrant and related Regulation S Investor Representation Letter (incorporated herein by reference to Exhibit 4.14 of the Form S-1).
    10.01   Form of Indemnity Agreement (incorporated by reference to Exhibit
            10.01 to the Form S-1).
    23.02   Consent of KPMG LLP, independent auditors.
    24.01   Power of Attorney (see page 6).

ITEM 9. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate,represent a fundamental change in the information set forth in the registration statement;

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a)(i) and (1)(b)(ii) do not apply if the
--------  -------
information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona
                                                                           ----
fide offering thereof.
----

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                                               ---------

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 1st day of June, 2000.

                                   ONI SYSTEMS CORP.



                              By:  /s/ Hugh C. Martin
                                   ------------------
                                   Hugh C. Martin
                                   President, Chief Executive Officer and
                                   Chairman of the Board of Directors

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hugh C. Martin, Chris A. Davis and Michael A. Dillon, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-8, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 1, 2000 by the following persons in the capacities indicated:

           Signature                            Title


         /s/ Hugh C. Martin       President, Chief Executive Officer,
      -------------------------
            Hugh C. Martin        Chairman of the Board

         /s/ Chris A. Davis       Executive Vice President, Chief Financial and
      -------------------------
            Chris. A. Davis       Administrative Officer

         /s/ Mathew W. Bross      Director
      -------------------------
            Mathew W. Bross

         /s/ Kevin R. Compton     Director
      -------------------------
            Kevin R. Compton

         /s/ Jonathan D. Feiber   Director
      -------------------------
            Jonathan D. Feiber

         /s/ James F. Jordan      Director
      -------------------------
            James F. Jordan

         /s/ Gregory B. Maffei    Director
         ----------------------
            Gregory B. Maffei

                               ONI SYSTEMS CORP.
                       REGISTRATION STATEMENT ON FORM S-8
                               INDEX TO EXHIBITS

 Exhibit
 Number                             Exhibit Title
----------   --------------------------------------------------------
  23.02      Consent of KPMG LLP, independent auditors.
  24.01      Power of Attorney (see page 6).